

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 5, 2009

Mr. Shawn K. Poe
Ply Gem Holdings, Inc.
5020 Weston Parkway
Suite 400
Cary, North Carolina 15713

RE: Ply Gem Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 30, 2009
File #333-114041

Dear Mr. Poe:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management's Discussion and Analysis, page 24
Critical Accounting Policies, page 25
Asset Impairment, page 26

1.   We note your proposed revisions in response to prior comment 1. Please also
disclose in future filings a discussion of the impairment indicators that triggered
the impairment tests.

2.   We note the additional information you provided regarding tradenames. Based on
your response and on the reorganization of your window business which resulted
in some brands becoming co-mingled, it is not clear to us how you determined a
useful life of 14 years is appropriate. It appears to us that if there are only
tradenames that are no longer used, they would be impaired and should be
written-off. Please help us better understand what tradenames this asset relates to
and how you determined a 14 year useful life is appropriate.

Goodwill Impairment, page 26

3.   We note your proposed revisions in response to prior comment 2. Please also
disclose in future filings the percentage by which fair value exceeded carrying
value as of the most recent step-one test for each reporting unit. Also, please
ensure that your MD&A adequately addresses the potential impact of the negative
trends noted in your impairment analysis in your future results of operations.

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

        If you have any questions regarding these comments, please direct them to Bret
Johnson, Staff Accountant, at (202) 551-3753, Anne McConnell, Senior Accountant, at
(202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief